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                                                                    EXHIBIT 16.2

             [LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]

December 3, 1998

Audit Committee of the Board of Directors
Vesta Insurance Group

On November 18, 1998, we informed you of two unresolved items with respect to the quarterly financial statements and related disclosures as filed in the Company's September 30, 1998 Form 10-Q.

Presented below are those items and the current status of our investigation into these items:

(1) The Company has identified certain adjustments related to accrued contingent commission payables and intercompany transfers that have not been fully recognized in the September 30, 1998 financial statements. The impact, or a portion thereof, of these adjustments may relate to prior period financial statements. With respect to these adjustments, there is an internal memorandum written by the Company's controller which, from a documentation standpoint, does not bring full closure to the accounting treatment in the September 30, 1998 financial statements.


        Current Status
        --------------

        KPMG has reviewed the Company's calculations related to accrued contingent commission payables and believes that the need for an additional fourth quarter expense charge as originally anticipated by the Company, is not warranted based upon available information to date. We are presenting to management our analysis for their review and conclusion. As these accrued contingent commissions are based upon a high degree of subjectivity, we suggest that Company officials refine and reevaluate their estimation process during the fourth quarter. Estimated accrued contingent commission payables may, as a result, be subject to change.

(2) We believe the presentation on the face of the three month and nine month 1998 income statements is not supported by generally accepted accounting principles. (Note: This is a presentation issue only and would not require, based upon our current knowledge, an adjustment to earnings. The financial statements include a detailed footnote explaining the nature of the adjustments.)

        Current Status
        --------------

         KPMG continues to believe that the income statement presentation discussed above is not in accordance with generally accepted accounting principles nor in accordance with the rules and regulations of the Securities and Exchange Commission. Attached as an Exhibit is our detailed conclusion. In presenting the quarterly results of operations in the Company's annual report on the Form 10-K for 1998, we would require that the amounts as currently shown on the consolidated statements of operations and comprehensive income be revised to appropriately gross up the line item, "Other Expenses, Net" to the respective revenue and expense accounts. We recognize that this adjustment does not impact net income and it is fully disclosed in a footnote; however, we strongly encourage the Company to amend its September 30, 1998 Form 10-Q for this item. Advice of legal counsel should be sought on this matter as it relates to the inconsistency between the ultimately published 1998 Form 10-K and the September 30, 1998 Form 10-Q.

We would be pleased to discuss the above matters at your earliest convenience.

Very truly yours,

KPMG PEAT MARWICK LLP